



RATATOUILLE
Exquisite Vegetable Medley
Fresh. Vibrant. Irresistible.
Indulge in the perfect blend of ripe tomatoes, bell peppers, zucchini, and eggplant.
No artificial preservatives or flavors.
Vegetarian and vegan friendly.
Bon appétit !
1 min microwave

MFCX

My French Cuisine LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%
Target Raise Amount: $35,000
Offering End Date: December 7, 2023

Repayment Period: 2 years (24 months)
Minimum Raise Amount: $10,000

Company Details:

Name: My French Cuisine LLC
Founded: March 21, 2023
Address: 2614 Jones Road Suite B
Walnut Creek, CA 94597

Industry: Caterer
Employees: 1
Website: https://myfrenchcuisine.com/

Use of Funds Allocation:

If the maximum raise is met:

$33,425 (95.50%) – of the proceeds will go towards working capital- new location opening
$1,575 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 381 Followers



SMBX



Business Metrics:

	FY21	FY22	YTD 10/23/2023
Total Assets	$33,548	$41,004	$23,943
Cash & Cash Equivalents	$29,444	$26,970	$9,938
Accounts Receivable	$0	$1,623	$1,573
Short-term Debt	$20,987	$29,312	$18,143
Long-term Debt	$0	$0	$0
Revenue	$40,785	$131,630	$59,441
Cost of Goods Sold	$17,612	$30,345	$14,741
Taxes	$0	$0	$0
Net Income	-$38,205	-$9,186	-$43,771

Recognition:

My French Cuisine LLC (DBA My French Cuisine) transports you to the charming streets of Paris, where every bite tells a story. Their concept is simple yet revolutionary - they serve exquisite dishes in pretty, reusable jars, merging European cuisine, sustainability, and modern convenience.

About:

My French Cuisine LLC (DBA My French Cuisine) serves exquisite European dishes from French Ratatouille, Italian Risotto to Spanish Paella. Their menu is designed to delight food enthusiasts who crave authentic European flavors. What makes their approach unique is the delivery – their meals come in pretty, microwaveable, and infinitely reusable jars, making it possible for customers to enjoy a gourmet meal, whether dining in their café or on the go.

For more information, contact our Customer Support Team at support@thesmbx.com

